Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	Eleazer.Klein@srz.com

April 6, 2023

VIA E-MAIL AND EDGAR

Daniel Duchovny Special Counsel Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:

Anika Therapeutics, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 30, 2023 by Caligan Partners LP, Caligan Partners Master Fund LP, David Johnson, Gary Peter Fischetti, and James T. Hogan

File No. 001-14027

Dear Mr. Duchovny:

On behalf of Caligan Partners LP and its affiliates (“Mr. Johnson”), and the other filing persons (collectively, the “Filing Persons”, “Caligan” or “we”), we are responding to your letter dated April 5, 2023 (the “SEC Comment Letter”) in connection with the Preliminary Proxy Statement on Schedule 14A filed on March 30, 2023 (the “Preliminary Proxy Statement”) with respect to Anika Therapeutics, Inc. (“Anika” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the comments are restated below in italics in the order in which they were listed, and are followed by our respective responses.

Concurrently with this letter, Caligan is delivering to your attention a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and intends to file the Revised Proxy Statement with the SEC on EDGAR as of the date of this letter. The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

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Cover Letter, page 1

1)	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following statements:
a.	that “the Board’s poor oversight of business development initiatives and commercial losses have contributed to Anika’s share price decline.” (cover letter)

In response to the Staff’s Comment, the Filing Persons have revised their disclosure on page 1 of the Revised Proxy Statement to provide additional support for the Filing Persons’ beliefs and to direct readers’ attentions to the subsection titled “Reasons for this Solicitation” on page 3 of the Revised Preliminary Proxy Statement, which provides further support for these beliefs.

b.	that the compensation committee has “consistently overpaid Anika management for Anika’s terrible absolute and relative performance and is thus primarily responsible for what Caligan believes is a misalignment of executive compensation and shareholder returns.” (page 8)

In response to the Staff’s Comment, the Filing Persons have added a citation on page 10 of the Revised Proxy Statement, referring to page 63 of the Company’s Revised Preliminary Proxy Statement on Schedule 14A, filed on April 5, 2023, along with other relevant details related to the Company’s executive compensation in comparison to shareholder returns.

Background of this Proxy Solicitation, page 3

2)	Please provide support for your estimates of annual losses for the JP Segment and the revenue growth needed (252%) for the segment to break even.

In response to the Staff’s Comment, the Filing Persons have added disclosure on page 3 of the Revised Proxy Statement to support Caligan’s estimates of annual losses for the JP Segment and have corrected 252% to read 215% to reflect updated analysis by the Filing Persons.

3)	Your disclosure states that “After the Company’s 4Q2022 earnings call, sell-side analysts remarked, ‘we find both targets as unlikely to be achieved and impossible to try to prove at this point given the material deterioration in the company’s financials over the past few years.’ ” You refer to analysts, plural, but name only one analyst in your footnote. Revise the text to refer to one analyst or the footnote to include more than one analyst.

In response to the Staff’s Comment, the Filing Persons have revised their disclosure on page 3 of the Revised Proxy Statement to refer to one analyst.

4)	Refer to the TSR table appearing on page 3. Include the footnote text for the footnotes that appear on the table on page 3.
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In response to the Staff’s Comment, the Filing Persons have added footnotes to the table on page 4 of the Revised Proxy Statement.

5)	We note, on page 4, that you state that “Anika can be worth ~$60 per share...” The inclusion of valuations in soliciting materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilities shareholders’ understanding of the basis for and the limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980). Please revise your disclosure to include your analysis supporting your statement and confirm that in future filings in which you provide similar disclosure you will include a similar analysis.

In response to the Staff’s Comment, the Filing Persons have added disclosure on page 4 in the Revised Proxy Statement to support Caligan’s valuation analysis, which, as updated in the Revised Preliminary Proxy Statement, supports a valuation of $59 per share. We will continue to include similar analyses in future filings where we provide similar disclosure.

Proposal 1: Election of Directors, page 6

6)	Your disclosure describes the effect of abstentions on the outcome of Proposal 1 but the card does not include an “abstention” alternative in your proxy card. Please revise your disclosure.

In response to the Staff’s Comment, the Filing Persons have changed the disclosure in Proposal 1 from “Abstain” to “Withhold” on pages 10, 14 and 15 in the Revised Proxy Statement.

Questions and Answers about the Proxy Materials and the Annual Meeting, page 12

7)	We note the following disclosure on page 11 and in the form of proxy card that if “you vote “FOR” more than two nominees on a BLUE proxy card... your shares will be voted ‘FOR’ the Caligan nominees and to ‘WITHHOLD’ on the opposed company nominees.” Please provide a detailed legal analysis supporting the validity of this approach both under the federal proxy rules, in particular Rule 14a-4(e), and under applicable state law. Alternatively, please amend the disclosure here (and similar disclosure elsewhere, including on the proxy card) to provide that an overvote on Proposal 1 will result in the votes on that proposal being invalid and not counted.

In response to the Staff’s Comment, the Filing Persons have revised the disclosure on page 14 and in the form of proxy card to state that an overvote on Proposal 1 will result in votes on that proposal being invalid and not counted.

General

8)	Revise your proxy statement to include the language required by Item 7(f) of Schedule 14A.

In response to the Staff’s Comment, the Filing Persons have added responsive disclosure to page 8 of the Revised Proxy Statement.

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein
Eleazer Klein

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